

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   May 26, 2016

Via E-mail
Tim Beastrom
Deputy General Counsel
The Valspar Corporation
1101 3rd Street South
Minneapolis, MN 55415

>   **Re: The Valspar Corporation**
>   **Form PREM14A**
>   **Filed April 18, 2016**
>   **File No. 1-03011**

Dear Mr. Beastrom:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Jay Ingram
>
>   Jay Ingram
>   Legal Branch Chief
>   Office of Manufacturing and
>   Construction

cc: Via E-mail
        Mark Gordon
        Wachtell, Lipton, Rosen & Katz